UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-213649 and 333-226006).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

All references in this Report on Form 6-K to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

The following discussion and analysis should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission, or the SEC, on April 30, 2018, as amended on May 30, 2018 and June 26, 2018 (the “2017 Form 20-F”), including the information set forth therein under “Item 3. Key Information—A. Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and accompanying notes as of and for the years ended December 31, 2017, 2016 and 2015 included elsewhere therein, as well as with our unaudited condensed consolidated interim financial statements and accompanying notes as of March 31, 2018 and for the three month periods ended March 31, 2018 and 2017 filed as Exhibit 99.1 to this Report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the 2017 Form 20-F in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Special Note Regarding Forward-Looking Information” and “Item 4. Information on the Company—B. Business Overview” and elsewhere in this Report on Form 6-K.

A. Operating Results

Overview

Company Overview

We are a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology is responsible for the design and manufacturing of customized, patient-specific medical devices that includes both surgical guides (and related bone models) as well as customized implants. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we print medical devices, prototypes, production parts, and consumer products.

We operate in three market segments, which we refer to as Materialise Software, Materialise Medical and Materialise Manufacturing.

ACTech Acquisition

On October 4, 2017, we acquired ACTech Holding Gmbh (including its subsidiaries ACTech Gmbh and ACTech North America Inc., “ACTech”). ACTech is a full-service manufacturer of complex metal pre-production prototypes. As described in more detail below, the acquisition increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the first quarter of 2018, resulting in increases to our revenues and operating expenses and net result, among other items.

Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. While the historical impact of seasonality on the revenue of our Materialise Medical and Materialise Manufacturing segments has not been material, the project related nature of our ACTech business, which we acquired in the fourth quarter of 2017, may make our Materialise Manufacturing segment more susceptible to fluctuations, although not necessarily in a seasonal pattern. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Growth Strategy

In our Materialise Software segment, we expect that the demand for software platforms such as ours, which interface with virtually all 3D printers, is likely to grow as sales of 3D printing systems, in particular for professional use, continue to grow. We believe that we can continue to increase the market penetration of our software platforms by expanding relationships with original equipment manufacturers (“OEMs”), computer-aided design (“CAD”), and computer aided manufacturing (“CAM”), companies as well as with industrial users of 3D printers. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet, in particular, the demands of new entrants to the additive manufacturing market, we intend to also invest significantly in the development of our software products, including in order to further their compatibility with the hardware and software of as many as possible other players in the ecosystem.

In our Materialise Medical segment, we believe that we are well placed to assist the larger medical device companies with our technological solutions, as these companies gradually expand their presence in the medical 3D printing market. We also intend to continue to invest in the development of new software, planning and clinical services offerings, in specialty markets that may be underserved by current market participants, because we believe that there are growth opportunities for new applications. We also see growing opportunities in the hospital market. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny.

In our Materialise Manufacturing segment, we believe that demand for 3D printing services will continue to grow. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of end products (in particular industrial end parts, such as fixtures for the automotive industry). For industrial end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. We have further integrated i.materialise, our global online 3D printing service that caters to the “home professional”, in our Materialise Manufacturing segment. The acquisition of ACTech should allow us to better position our metal 3D printing offering, in particular in the market of the production of unique or small batches of complex metal parts (including pre-production prototypes) for the automotive industry. We engage in co-creation sessions with carefully chosen partners who have the intention of transforming their manufacturing ecosystem through the use of 3D printing. Our partnership with HOYA Vision Care Company for the 3D-tailored eyewear solution, Yuniku, is a good example of the result of these co-creation sessions. We believe that there is potential for similar partnerships in other markets.

Key Income Statement Items

Revenue

Revenue is generated primarily by the sale of our software and 3D printed products and services.

In our Materialise Software segment, we generate revenues from software licenses, maintenance contracts and custom software development services and sales of Materialise Controller software application.

In our Materialise Medical segment, we generate revenue through the sale of medical devices that we print for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services.

In our Materialise Manufacturing segment, we generate most of our revenue through the sale of parts that we print or produce for our customers.

Software. Software revenue is comprised of perpetual and time-based licenses, maintenance revenue and software development service fees. Our software products are mainly licensed pursuant to one of two payment structures: (i) perpetual licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance under separate maintenance contracts, generally on an annual basis, or (ii) time-based licenses (generally annual licenses), for which the customer pays equal periodic fees to keep the license active. Perpetual licenses require the payment of fees for maintenance, technical support and product updates. Time-based licenses entitle the customer to corrective maintenance and product updates without additional charge. We generally recognize revenue from our time-based licenses and our maintenance revenue ratably on a straight-line basis over the term of the applicable license or maintenance contracts. Our software revenue depends upon both incremental sales of software licenses to both new and existing customers and renewals of existing time-based licenses and maintenance contracts. Sales and renewals are also driven by our customers’ usage and budget cycle. Software development services are typically invoiced either on a time and materials basis or on a fixed fee basis.

3D printed products and services. 3D printed products revenue is derived from our network of 3D printing service centers. Our service centers not only utilize our 3D printing technology to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue from 3D printed products depends upon the volume of products that we print for our customers. Sales of these products are linked to the number of our 3D printing machines that are installed and active worldwide. We have dedicated teams and production lines for industrial applications and medical applications. All medical products require a highly regulated production environment. Whereas both segments use the same 3D printing technologies, the complex combination of our engineering and software solutions in connection with medical applications results in higher margins for our medical applications.

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from our ACTech network, with its production unit in Freiberg, Germany. ACTech offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

Cost of Sales

Our cost of sales includes raw materials, external subcontracting services, labor costs, manufacturing overhead expenses, depreciation and reserves for inventory obsolescence. Our manufacturing overhead expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

Research and Development (“R&D”) Expenses

Our R&D activities primarily consist of engineering and research programs associated with our products under development as well as research and development activities associated with our core technologies and processes. R&D expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and temporary employee expenses. We also incur expenses for software and materials, supplies, costs for facilities and equipment, depreciation, and outside design and outside research support.

Development expenditures on an individual project are recognized as an intangible asset when we can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete and the ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, we have the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

Sales and Marketing (“S&M”) Expenses

Our S&M expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our marketing, sales and business development functions. Other significant expenses include travel, depreciation, product demonstration samples, brochures, websites and trade show expenses.

General and Administrative (“G&A”) Expenses

Our G&A expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our executive, financial, human resources, information technology support and regulatory affairs and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, insurance, facilities, depreciation and information technologies expenses.

Net Other Operating Income/(Expenses)

Net other operating income/(expenses) consists of other operating income less other operating expenses.

Other operating income mainly consists of government grants, withholding tax exemptions for qualifying researchers, R&D tax credits and recharges of costs incurred for third parties. The government grants are directly related to our research and development effort conducted in our business segments or in our central research and development department. Similarly, the withholding tax exemptions are granted as a cost reduction for qualifying researchers, and are as such directly related to the level of research and development activity.

Government grants are recognized as income on a systematic basis over the periods in which we recognize expenses for the related costs for which the grants are intended to compensate.

Other operating expenses mainly consist of the amortization of intangible assets from acquired businesses. Prior to 2018, these expenses were categorized under cost of sales, research and development expenses, and sales and marketing expenses.

Financial Expenses

Our financial expenses primarily include costs associated with interest payments on our debt obligations and with foreign exchange differences.

Critical Accounting Policies and Accounting Estimates and Recent Accounting Pronouncements

For information regarding our critical accounting policies and accounting estimates as well as certain recent accounting pronouncements, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Accounting Estimates” and “—Recent Accounting Pronouncements” of the 2017 Form 20-F, except in relation to the adoption of IFRS 15, which we adopted on January 1, 2018, disclosure of which is as follows:

Revenue Recognition

For revenue recognition, the significant estimates and judgments relate to the identification of performance obligations and whether or not they are distinct, to the determination of the variable consideration, to the stand alone selling prices and the identification of the stage of completion of our customized development of software components for customers.

With respect to the allocation of transaction price to the distinct performance obligations, we are using the stand-alone selling prices or management best estimates of selling prices to estimate the fair value of the licenses, software development and software-related services, such as on-boarding and maintenance and account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. The transaction price is allocated to each distinct performance obligation based on their fair value (stand-alone selling price) and is recognized either at a point in time or over time, depending on when the control is transferred to the customer. When we provide software development services considered essential to the functionality of the software, we recognize revenue from the software development services as well as any related software licenses on a percentage of completion basis whereby the transaction price allocated is recognized over time as the services are performed, as measured by an observable input.

We determine the percentage-of-completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition.

Other Financial Information

We believe EBITDA and Adjusted EBITDA are meaningful measures to our investors to enhance their understanding of our financial performance. Although EBITDA and Adjusted EBITDA are not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA or Adjusted EBITDA. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. We calculate Adjusted EBITDA by adding non-recurring initial public offering related expenses, non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Disclosure in this Report on Form 6-K of EBITDA and Adjusted EBITDA, which are non-IFRS (as defined below) financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, International Financial Reporting Standards

(“IFRS”) as issued by the International Accounting Standards Board. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Loss to EBITDA (unaudited) and Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the three month period ended March 31,
	2018	2017
in 000€	(unaudited)
Net loss for the period	(183)	(816)
Income taxes	500	201
Financial expenses	1,550	919
Financial income	(840)	(777)
Share in loss of joint venture	103	389
Depreciation and amortization	4,005	2,568
EBITDA (unaudited)	5,135	2,484
Non-cash stock-based compensation expenses(1)	89	329
Adjusted EBITDA (unaudited) (2)	5,224	2,813

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Our initial public offering closed in June 2014. During the periods presented, we did not incur any fees and costs in connection with our initial public offering. Similarly, during the periods presented, we did not incur any fees or costs in connection with acquisitions.

Results of Operations

Comparison of Three Month Period Ended March 31, 2018 and 2017

	For the three month period ended March 31,
	2018	2017	Change
in 000€, except percentages	(unaudited)
Revenue	43,899	31,921	37.5%
Cost of sales	(19,944)	(13,444)	48.3%
Gross profit	23,955	18,477	29.6%
Research and development expenses	(5,615)	(4,592)	22.3%
Sales and marketing expenses	(10,599)	(9,608)	10.3%
General and administrative expenses	(7,160)	(5,379)	33.1%
Net other operating income/(expenses)	549	1,018	- 46.1%
Operating profit (loss)	1,130	(84)	NM
Finance expenses	(1,550)	(919)	68.7%
Finance income	840	777	8.1%
Share in loss of joint venture	(103)	(389)	- 73.5%
Profit (loss) before taxes	317	(615)	151.5%
Income taxes	(500)	(201)	148.8%
Net loss for the period	(183)	(816)	77.6%

Comparison of Three Month Period Ended March 31, 2018 and 2017 by Segment (Unaudited)

	Materialise Software	Materialise Medical	Material Manufacturing	Total Segments	Unallocated(1)	Consolidated
in 000€, except percentages
For the three month period ended March 31, 2018
Revenue	8,326	11,946	23,632	43,904	(5)	43,899
Segment EBITDA (unaudited)	2,324	2,060	3,133	7,517	(2,382)	5,135
Segment EBITDA %	27.9%	17.2%	13.3%	17.1%	—	11.7%

	Materialise Software	Materialise Medical	Material Manufacturing	Total Segments	Unallocated(1)	Consolidated
in 000€, except percentages
For the three month period ended March 31, 2017
Revenue	8,575	9,932	13,407	31,914	7	31,921
Segment EBITDA (unaudited)	2,993	314	1,322	4,629	(2,145)	2,484
Segment EBITDA %	34.9%	3.2%	9.9%	14.5%	—	7.8%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and net other operating income (expense).

Revenue. Revenue was €43.9 million in the three months ended March 31, 2018 compared to €31.9 million in the three months ended March 31, 2017, an increase of €12.0 million, or 37.5%.

Revenue by geographical area is presented as follows:

For the three month period ended March 31, 2018
in 000€	(unaudited)
Americas	11,426
Europe & Africa	27,451
Asia-Pacific	5,022
Total	43,899

Revenue generated in Europe & Africa represented 62.5% of total revenue in the three months ended March 31, 2018, compared to 61.7% in the year ended December 31, 2017. Revenue generated throughout the Americas represented 26.0% of total revenue in the three months ended March 31, 2018, compared to 24.6% in the year ended December 31, 2017. Revenue generated in Asia Pacific represented 11.5% of total revenue in the three months ended March 31, 2018, compared to 13.7% in the year ended December 31, 2017.

The shift in relative weighting of our geographical revenue between Asia Pacific and Europe & Africa was primarily due to the impact of the European activities of the ACTech business that was acquired in October 2017. The increase in the weighting of the Americas’ revenue was mainly due to the increase in medical services and devices revenue in this region.

Revenue from our Materialise Software segment decreased from €8.6 million in the three months ended March 31, 2017 to €8.3 million in the three months ended March 31, 2018, which represented a decrease of €0.3 million, or 2.9%. This revenue did not include €1.8 million of deferred revenues from software sales and maintenance during the three months ended March 31, 2018, compared to €0.8 million in the three months ended March 31, 2017. Recurring sales increased 6.1%, as well as OEM sales which increased 5.9%, while direct sales grew 10.4%.

Revenue from our Materialise Medical segment increased from €9.9 million in the three months ended March 31, 2017 to €11.9 million in the three months ended March 31, 2018, representing an increase of €2.0 million, or 20.3%. This revenue did not include deferred revenues of approximately €1.4 million from new or renewed partner contract project fees in the three months ended March 31, 2018. Medical software growth was 18.1% and medical services and devices growth was 21.5%. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by 21.7% , while non-recurrent revenue from sales of perpetual licenses and services increased by 8.1% in line with the sales model that was introduced in April 2014, whereby, except for research and academic centers, our medical software will generally be offered through time-based licenses (and no longer on a perpetual basis). Recurrent revenues from annual and renewed licenses and maintenance fees represented 75.6% of total medical software revenues in the three months ended March 31, 2018, compared to 73.4% in the three months ended March 31, 2017.

Revenue from our Materialise Manufacturing segment increased from €13.4 million in the three months ended March 31, 2017 to €23.6 million in the three months ended March 31, 2018, representing an increase of €10.2 million, or 76.3%. Revenue from the ACTech business contributed revenue of €11.2 million in the three months ended

March 31, 2018. Excluding ACTech, this segment’s revenue decreased 7.3% compared to the all-time high in quarterly revenue for this segment set in the prior year. In particular, a decrease in revenue from one industrial project impacted revenue by 5.0%, while the market dynamics in Europe, particularly in the automotive industry, also had a negative effect on this segment’s revenue. Revenue from end part manufacturing decreased 11.0% while prototyping decreased 4.7%.

The distribution of our revenues by product group across our various segments during the three months ended March 31, 2018 differed compared to three months ended March 31, 2017, primarily due to revenues from ACTech’s business.

Although total revenue from software licenses and related services in the aggregate across our Materialise Software and Materialise Medical segments increased in absolute numbers by €0.4 million, this revenue decreased in terms of its relative weighting to 28.5% in the three months ended March 31, 2018 from 38.0% in three months ended March 31, 2017.

During the three months ended March 31, 2018, 53.8% of our revenues was derived from our Materialise Manufacturing segment (including €11.2 million from ACTech’s business), compared to 42.0% in the three months ended March 31, 2017.

During the three months ended March 31, 2018, 17.7% of our revenue was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees, as compared to 20.0% in the three months ended March 31, 2017. In absolute numbers revenue from the sale of medical devices increased €1.4 million for the three months ended March 31, 2018.

Cost of sales. Cost of sales was €19.9 million in the three months ended March 31, 2018, compared to €13.4 million in the three months ended March 31, 2017, an increase of €6.5 million, or 48.3%. This increase in cost of sales was primarily attributable to the ACTech business.

Gross profit. Gross profit was €24.0 million in the three months ended March 31, 2018, compared to €18.5 million in the three months ended March 31, 2017, an increase of €5.5 million, or 29.6%. Excluding ACTech, gross profit increased 7.9% while gross margin (our gross profit divided by our revenue) was 61.0% in the three months ended March 31, 2018, as compared to 57.9% in the three months ended March 31, 2017. The decrease in our Materialise Manufacturing segment’s revenues (excluding ACTech) and its fixed cost of sales had a negative impact on the gross margin, but this was more than offset by optimized third party subcontracting, materials and transportation expenditures in both our Materialise Manufacturing and Materialise Medical segments. In addition, the quality of the current generation of 3D-printers, enhanced by our software, have led to a considerable longer production lifetime. As a result, during the fourth quarter of 2017, we updated our accounting depreciation policies and extended the lifetime for most of our machines, which also led in the three months ended March 31, 2018 to a €0.3 million decrease in our cost of sales.

R&D, S&M and G&A expenses. R&D, S&M and G&A expenses increased, in the aggregate, €3.8 million, or 19.4%, to €23.4 million in the three months ended March 31, 2018 from €19.6 million in the three months ended March 31, 2017. Excluding ACTech, these operating expenses increased, in the aggregate, €1.9 million, or 9.6%, to €21.5 million in the three months ended March 31, 2018 from €19.6 million in the three months ended March 31, 2017.

Excluding ACTech, R&D expenses increased 22.2%, S&M expenses increased 2.5% and G&A expenses increased 11.6%. Although certain of our R&D costs related to eyewear and integrated software were recognized as intangible assets in the three months ended March 31, 2017, we continued and re-enforced those efforts during the three months ended March 31, 2018 and also increased our medical R&D compared to the three months ended March 31, 2017. Our G&A expenses during the three months ended March 31, 2018 reflected increased efforts in further improving our internal processes and controls as well as expenses related to financial and other projects.

Net Other Operating Income/(Expenses). Net other operating income decreased from €1.0 million in the three months ended March 31, 2017 to €0.5 million in the three months ended March 31, 2018. Although other operating income from government grants, tax credits and remuneration withholding tax compensations increased by 5.3%, the decrease was mainly due to the amortization of intangible assets. As described above, beginning in 2018, this amortization is now allocated to other operating expenses. During the three months ended March 31, 2018, this amortization amounted to €0.6 million, of which €0.4 million was related to the ACTech acquisition.

Operating (loss) profit. Our operating profit amounted to €1.1 million in the three months ended March 31, 2018. This operating result was negatively affected by depreciation and amortization expenses, which increased from €2.6 million to €4.0 million, or to €3.0 million excluding the impact of ACTech. Excluding ACTech, we incurred an operating loss of €0.7 million compared to an operating loss of €84.0 thousand in the three months ended March 31, 2017, reflecting higher R&D, G&A and depreciation expenses offset in part by improved gross profit in the three months ended March 31, 2018.

Net financial expense (financial expenses and financial income). The net financial expense decreased from €(0.1) million in the three months ended March 31, 2017 to €(0.7) million in the three months ended March 31, 2018. The financial result included €0.2 million net financial expenses related to ACTech. Excluding ACTech, net financial result mainly related to variances with respect to financial foreign currency results, which were primarily related to foreign exchange fluctuations on the portion of the initial public offering proceeds held in U.S. dollars.

Income taxes. Income taxes in the three months ended March 31, 2018 resulted in an expense of €0.5 million, of which €0.4 million was related to ACTech, compared to €0.2 million in the three months ended March 31, 2017.

Net loss. As a result of the factors described above, the net loss was €0.2 million in the three months ended March 31, 2018 compared to a net loss of €0.8 million in the three months ended March 31, 2017, an improvement of €0.6 million. The ACTech business contributed €1.2 million positively to this result.

Adjusted EBITDA. Our consolidated Adjusted EBITDA increased by €2.4 million, or 85.7%, increasing from €2.8 million in the three months ended March 31, 2017 to €5.2 million in the three months ended March 31, 2018. This result included a €2.8 million contribution from the ACTech business. Our Adjusted EBITDA margin (our Adjusted EBITDA divided by our revenue) increased 310 basis points, from 8.8% to 11.9%. The significant increase in our Materialise Medical segment’s EBITDA, as described below, and ACTech’s contribution, were offset in part by lower EBITDA in our Materialise Software segment and our Materialise Manufacturing segment (excluding ACTech), each as described below.

Our Materialise Software segment’s EBITDA decreased from €3.0 million in the three months ended March 31, 2017 to €2.3 million in the three months ended March 31, 2018, a decrease of €0.7 million. Due to the combination of higher deferred revenue and continued investments in R&D and S&M, the segment’s EBITDA margin (segment EBITDA divided by segment revenue) was 27.9% in the three months ended March 31, 2018 compared to 34.9% in the three months ended March 31, 2017.

Our Materialise Medical segment’s EBITDA increased from €0.3 million in the three months ended March 31, 2017 to €2.1 million in the three months ended March 31, 2018, an increase of €1.8 million. The segment’s EBITDA margin was 17.2% in the three months ended March 31, 2018 as compared to 3.2% in in the three months ended March 31, 2017, as a result of increased revenues, an improved gross margin and an only 2.3% increase in operational expenses.

Our Materialise Manufacturing segment’s EBITDA increased from €1.3 million in the three months ended March 31, 2017 to €3.1 million in the three months ended March 31, 2018, an increase of €1.8 million, which included a €2.8 million contribution from the ACTech business. As a result, the segment’s EBITDA margin was 13.3% in in the three months ended March 31, 2018 compared to 9.9% in the three months ended March 31, 2018. Excluding ACTech, this segment’s EBITDA was €0.3 million in the three months ended March 31, 2018 due to decreased revenue, increased R&D expenses with respect to our wearable and metal 3D printing product lines and increased G&A expenses.

Reconciliation of Net Loss to Segment EBITDA (Unaudited)

	For the three month period ended March 31,
	2018	2017
	(unaudited)
in 000€
Net loss for the period	(183)	(816)
Income taxes	500	201
Financial expenses	1,550	919
Financial income	(840)	(777)

Share in loss of joint venture	103	389
Operating profit (loss)	1,130	(84)
Depreciation and amortization	4,005	2,568
Corporate research and development	490	509
Corporate headquarter costs	2,264	2,073
Net other operating income (expense)	(372)	(437)
Segment EBITDA	7,517	4,629

B. Liquidity and Capital Resources

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. On June 30, 2014, we completed our initial public offering of 8,000,000 ADSs at a price of $12.00 per ADS, and received net proceeds of approximately $88.3 million. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our initial public offering, future earnings and cash flow from operations, borrowings and future offerings of our equity and other securities.

We expect our main uses of cash in the future will be funding our business operations, capital expenditures and loan reimbursements, as in the past. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of the 2017 Form 20-F titled “Item 3. Key Information—D. Risk Factors,” some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the three-month periods ended March 31, 2018 and 2017.

	For the three month period ended March 31,
	2018	2017
	(unaudited)
In 000€
Net cash flow from operating activities	6,200	1,603
Net cash flow used in investing activities	(4,565)	(8,156)
Net cash flow from financing activities	73	5,908
Net increase/(decrease) of cash and cash equivalents	1,708	(645)

Comparison of Three Months Ended March 31, 2018 and 2017

Net cash flow from operating activities was €6.2 million in the three months ended March 31, 2018 compared to €1.6 million in the three months ended March 31, 2017, an increase of €4.6 million. The increase in the cash flow from operating activities for the three months ended March 31, 2018 was primarily the result of a €2.6 million increase in our consolidated EBITDA and increase in working capital of €1.8 million which was offset in part by €0.8 million of income taxes. The cash flow from operating activities for the three months ended March 31, 2017 was primarily the result of a decrease in working capital of €1.1 million and €0.1 million of income taxes.

Net cash flow used in investing activities was €4.6 million in the three months ended March 31, 2018 compared to €8.2 million in the three months ended March 31, 2017, a decrease of €3.6 million. The decrease in cash flow used in investing activities was primarily due to a €3.2 million decrease in capital expenditures relating to property, plant and equipment from €7.5 million in the three months ended March 31, 2017 to €4.3 million in the three months ended March 31, 2018.

Net cash flow from financing activities was €0.1 million in the three months ended March 31, 2018 compared to €5.9 million in the three months ended March 31, 2017, a decrease of €5.8 million. The decrease in cash flow used in financing activities was primarily related to the fact that debt only increased €0.3 million in the three months ended March 31, 2018, compared to €6.2 million in the three months ended March 31, 2017.

Investments in Property, Plant and Equipment and Intangible Assets

The table below describes our investments in property, plant and equipment and intangible assets for the three months ended March 31, 2018:

For the three month period ended March 31, 2018
(unaudited)
in 000€
Purchase of property, plant and equipment	(4,275)
Purchase of intangible assets	(324)
Total	(4,599)

Indebtedness

As of March 31, 2018, we had loans and borrowings in the total amount of €94.8 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech as well as for the construction of office and production facilities in Belgium and Poland.

The following table sets forth our principal indebtedness:

As of March 31, 2018
(unaudited)
in 000€
€28,000 acquisition bank loan	26,781
€18,000 secured bank loans (construction Belgium/Poland)	17,739
€9,300 bank loans ACTech	9,300
€8,750 other facility loans	4,794
Bank investment loans—top 20 outstanding	22,272
Bank investment loans—other	3,527
Financial lease agreements	8,401
Institutional loan	789
Convertible loan	958
Related party loan	234
Total loans & borrowings	94,795
current	12,197
non-current	82,598

For a description of the terms of certain of our existing principal indebtedness, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” of the 2017 Form 20-F.

Material Unused Sources of Liquidity

Our cash and cash equivalents as of March 31, 2018 were €44.7 million. Our unused lines of credit as of March 31, 2018 was €1.0 million and primarily consisted of overdraft facilities and a straight loan. This amount excludes the facility agreement with the European Investment Bank (the “EIB”), described below.

On December 20, 2017, the EIB and Materialise entered into a finance contract to support Materialise’s ongoing research and development programs for growth from 2017 to 2020. The contract provides a credit of up to €35.0 million drawable in two tranches. The first tranche cannot exceed €25.0 million and can be drawn during the first year of the contract. The second tranche can be drawn during the second year of the contract, subject to a specified debt ratio being met. The duration of the loan will be between six to eight years starting from the disbursement of the respective tranches, and includes a two-year loan reimbursement grace period. Loans under the contract will be made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The margin is initially equal to 1.86% and varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings. As of March 31, 2018, no funds had yet been drawn in connection with this agreement. On July 16, 2018, we drew down €10.0 million, the first drawing under this agreement.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of March 31, 2018, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

C. Research and Development, Patents and Licenses

For the three months ended March 31, 2018 and 2017, our research and development expenses were €5.6 million and €4.6 million, respectively, and were 12.8% and 14.4% of our revenue, respectively. For more information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development” of the 2017 Form 20-F.

D. Trend Information

Other than as disclosed in this Report on Form 6-K and the 2017 Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2017 are summarized in the 2017 Form 20-F. For more information, please see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” of the 2017 Form 20-F.

There were no material changes in the nature of our contractual obligations and commitments between December 31, 2017 and March 31, 2018.

In addition, in relation to our property, plant and equipment, we had committed expenditures of €2.5 million as of March 31, 2018. These commitments relate to the purchase of equipment in our Materialise Manufacturing segment.

G. Safe Harbor

This Report on Form 6-K includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this Report on Form 6-K and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, acquisitions, results of operations, cash needs, spending of the remaining net proceeds from our initial public offering, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Report on Form 6-K, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	changes in volumes and patterns of customer electricity usage;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties;

•	our ability to integrate acquired businesses or technologies effectively;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain senior management and other key employees;

•	any disruptions to our service center operations, including by accidents, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in the 2017 Form 20-F.

Any forward-looking statements that we make in this Report on Form 6-K speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this Report on Form 6-K or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Report on Form 6-K.

You should also read carefully the factors described in “Item 3. Key Information—D. Risk Factors” in the 2017 Form 20-F to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Report on Form 6-K will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements of Materialise NV for the three month period ended March 31, 2018 and 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV
By:	/s/ Wilfried Vancraen
Name: Wilfried Vancraen
Title: Chief Executive Officer

Date: July 18, 2018